PRICING SUPPLEMENT
------------------
(To MTN prospectus supplement,
general prospectus supplement and
prospectus, each dated March 31, 2006)
Pricing Supplement Number:  2534

                                [LOGO OMITTED]

                                 15,000 Units
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                         3% Capped Appreciation Notes
                 Linked to the Performance of an Equity Basket
                               due May 12, 2008
                                 (the "Notes")
                $1,000 original public offering price per unit

                             -------------------

The Notes:

o The Notes are designed for investors who seek interest payments on their investment and who want to participate in the change of the value of a basket comprised of five publicly quoted common stocks (the "Basket") over the term of the Notes. The value of the Basket will reflect the closing prices of Amgen Inc. common stock, Cephalon, Inc. common stock, CV Therapeutics, Inc. common stock, Gilead Sciences, Inc. common stock and Sepracor Inc. common stock, each initially equally weighed.

o Amgen Inc., Cephalon, Inc., CV Therapeutics, Inc., Gilead Sciences, Inc. and Sepracor Inc. have not authorized or approved the Notes and have no financial or legal obligation with respect to the Notes.

o We will pay interest on the $1,000 original public offering price per unit of the Notes on the eleventh day of each month, at the rate of 3% per year, beginning June 11, 2006.

o     The Notes will not be listed on any securities exchange.

o The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled "Medium-Term Notes, Series C". The Notes will have the CUSIP No.: 59018YXD8.

o     The settlement date for the Notes is expected to be May 11, 2006.

Payment on the maturity date:

o The amount you receive on the maturity date will be based upon the change in the value of the Basket over the term of the Notes, up to a maximum total payment of $1,250 per unit, as described in this pricing supplement.

o If the value of the Basket declines, on the maturity you will receive a payment per unit based on that decline, and as a result you may receive less, and possibly significantly less, than the $1,000 original public offering price per unit.

      Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

      Investing in the Notes involves risks that are described in the "Risk Factors" sections beginning on page PS-6 of this pricing supplement and on page S-3 of the accompanying MTN prospectus supplement.

                             -------------------

                                                                       Per Unit                 Total
                                                                       --------                 -----
      Public offering price ........................................   $1,000.00             $15,000,000
      Underwriting discount ........................................       $2.50                 $37,500
      Proceeds, before expenses, to Merrill Lynch & Co., Inc........     $997.50             $14,962,500


      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                             -------------------

                              Merrill Lynch & Co.

                             -------------------

             The date of this pricing supplement is May 2, 2006.

                               TABLE OF CONTENTS

                              Pricing Supplement



                                                                      Page
                                                                      ----

SUMMARY INFORMATION--Q&A.........................................     PS-3
RISK FACTORS.....................................................     PS-6
DESCRIPTION OF THE NOTES.........................................    PS-10
THE BASKET.......................................................    PS-18
UNITED STATES FEDERAL INCOME TAXATION............................    PS-21
ERISA CONSIDERATIONS.............................................    PS-25
USE OF PROCEEDS AND HEDGING......................................    PS-26
SUPPLEMENTAL PLAN OF DISTRIBUTION................................    PS-26
EXPERTS..........................................................    PS-26
INDEX OF CERTAIN DEFINED TERMS...................................    PS-27
ANNEX A..........................................................     A-1


               Medium-Term Notes, Series C Prospectus Supplement
                       (the "MTN prospectus supplement")

                                                                      Page
                                                                      ----

RISK FACTORS.....................................................      S-3
DESCRIPTION OF THE NOTES.........................................      S-4
UNITED STATES FEDERAL INCOME TAXATION............................     S-22
PLAN OF DISTRIBUTION.............................................     S-29
VALIDITY OF THE NOTES............................................     S-30


                  Debt Securities, Warrants, Preferred Stock,
           Depositary Shares and Common Stock Prospectus Supplement
                     (the "general prospectus supplement")

                                                                      Page
                                                                      ----

MERRILL LYNCH & CO., INC.........................................      S-3
USE OF PROCEEDS..................................................      S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
   COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS..........      S-4
THE SECURITIES...................................................      S-4
DESCRIPTION OF DEBT SECURITIES...................................      S-5
DESCRIPTION OF DEBT WARRANTS.....................................     S-16
DESCRIPTION OF CURRENCY WARRANTS.................................     S-18
DESCRIPTION OF INDEX WARRANTS....................................     S-20
DESCRIPTION OF PREFERRED STOCK...................................     S-25
DESCRIPTION OF DEPOSITARY SHARES.................................     S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS..........................     S-36
DESCRIPTION OF COMMON STOCK......................................     S-38
DESCRIPTION OF COMMON STOCK WARRANTS.............................     S-42
PLAN OF DISTRIBUTION.............................................     S-44
WHERE YOU CAN FIND MORE INFORMATION..............................     S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC................     S-46
EXPERTS..........................................................     S-46

                                  Prospectus
                                                                      Page
                                                                      ----

WHERE YOU CAN FIND MORE INFORMATION..............................      2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC................      2
EXPERTS..........................................................      2

                           SUMMARY INFORMATION--Q&A

      This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 3% Capped Appreciation Notes Linked to the Performance of an Equity Basket due May 12, 2008 (the "Notes"). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Basket and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" sections of this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

      References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

      The Notes will be a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on May 12, 2008. We cannot redeem the Notes at an earlier date.

      Each unit will represent a single Note with a $1,000 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the sections entitled "Risk Factors" in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

      MLPF&S, as Calculation Agent, will determine the value of the Basket as described in the section entitled "The Basket" in this pricing supplement. The Basket is designed to allow investors to participate in the movement of the prices of the common stock (the "Component Stocks") of Amgen Inc., Cephalon, Inc., CV Therapeutics, Inc., Gilead Sciences, Inc. and Sepracor Inc. (the "Underlying Companies").

      Each Component Stock was assigned a weighting so that each Component Stock represented an equal portion of the Basket on the date the Notes were priced for initial sale to the public (the "Pricing Date").

      A fixed factor (the "Multiplier") was determined for each Component Stock by taking the weighting for that Component Stock, multiplying that weighting (as a percentage) by 100, and then dividing the result by the closing price of that Component Stock on the Pricing Date. The Multipliers can be used to calculate the value of the Basket on any given day by summing the products of each Component Stock and its designated Multiplier, as described in this pricing supplement. The Multipliers for each Component Stock are listed in the section entitled "The Basket" and are subject to adjustment as described herein.

      An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Component Stocks.

How has the Basket performed historically?

      The Basket did not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 2001 through April 2006 based upon the Multiplier for each Component Stock calculated as of the Pricing Date and historical prices of each Component Stock, in the section entitled "The Basket" in this pricing supplement.

      We have provided this hypothetical historical information to help you evaluate the behavior of the Basket in various economic environments; however, past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What is the Underlying Companies' role in the Notes?

      The Underlying Companies have not authorized or approved the Notes and have no financial or legal obligations relating to the Notes or to amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Underlying Companies will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes. ML&Co. is not affiliated with the Underlying Companies.

What will I receive on the maturity date of the Notes?

      On the maturity date, in addition to accrued and unpaid interest, you will receive a cash payment per unit equal to the Redemption Amount.

      The "Redemption Amount" will be determined by the Calculation Agent and will equal:

                         Payment Factor x Ending Value

      provided, however, the Redemption Amount will not exceed $1,250 per unit (the "Capped Value").

      The "Starting Value" was set to 100 on the Pricing Date.

      The "Ending Value" will equal the value of the Basket on the Valuation
Date.

      The "Payment Factor" equals 10.

      The "Valuation Date" is May 2, 2008 or, if that date is not a Basket Business Day (as defined herein), the next Basket Business Day, provided that if a Basket Business Day does not occur by the third succeeding scheduled Basket Business Day, the Calculation Agent will determine the Ending Value on that date in a manner that, in its judgment, is reasonable under the circumstances.

      For more specific information about the Redemption Amount, please see the section entitled "Description of the Notes" in this pricing supplement.

When will I receive interest?

      Interest on the Notes will accrue at the rate of 3% per year on the $1,000 original public offering price per unit from and including May 11, 2006 or from the most recent interest payment date for which interest has been paid or provided for to but excluding the maturity date. You will receive monthly interest payments on the eleventh day of each month during the term of the Notes, beginning June 11, 2006. If any interest payment date is not a Business Day (as defined herein), you will receive payment of any accrued and unpaid interest on the following Business Day with no additional interest as a result of the delay.

-------------------------------------------------------------------------------
Examples

      Set forth below are three examples of Redemption Amount calculations. These examples do not include accrued and unpaid interest due on the maturity due:

Example 1--The hypothetical Ending Value is 10% lower than the Starting Value (as defined herein):

Starting Value:  100
Hypothetical Ending Value:  90

      $10 x 90 = $900
Total payment on the maturity date (per unit) =  $900

Example 2--The hypothetical Ending Value is 10% greater than the Starting
Value:

Starting Value:  100
Hypothetical Ending Value:  110

      $10 x 110 = $1,100
Total payment on the maturity date (per unit) =  $1,100

Example 3--The hypothetical Ending Value is 30% greater than the Starting
Value:

Starting Value:  100
Hypothetical Ending Value:  130                            (Redemption Amount
                                                            cannot be greater
      $10 x 130 = $1,300                                    than the Capped
Total payment on the maturity date (per unit) =  $1,250     Value)
-------------------------------------------------------------------------------

What about taxes?

      The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as an investment unit consisting of a debt instrument of ML&Co. and a forward contract linked to the Basket. Under this characterization and treatment of the Notes, for United States federal income tax purposes, you will generally include payments of interest on the Notes in income in accordance with your regular method of tax accounting. You should review the discussion under the section entitled "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a stock exchange?

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

      In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

      If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current value of the Basket, and the expectations of the amount, if any, by which the value of the Basket, will change. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $1,000 original public offering price per unit of your Notes if sold before the stated maturity date.

      In a situation where there has been no movement in the value of the Basket and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction may be lower than the $1,000 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or to continue them once it has started.

      MLPF&S will also be our agent (in such capacity, the "Calculation Agent") for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying general prospectus supplement. You should also read the other documents we have filed with the Securities and Exchange Commission (the "SEC"), which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying general prospectus supplement and prospectus.

                                 RISK FACTORS

      Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide that an investment in the Notes is suitable for you.

Your investment may result in a loss

      We will not repay you a fixed amount of principal on the maturity date. The Redemption Amount will depend on the change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the Redemption Amount you receive may be more or less than the $1,000 original public offering price per unit. If the Ending Value on the maturity date is less than the Starting Value, the Redemption Amount will be less, and possibly significantly less, than the $1,000 original public offering price per unit.

Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity

      The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return is limited and will not reflect the return on a direct investment in the Component Stocks

      The opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which represents an appreciation equal to 25% over the $1,000 original public offering price per unit of the Notes. However, in the event that the value of the Basket declines over the term of the Notes, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $1,000 original public offering price per unit.

      In addition, your return on the Notes will not reflect the return you would realize if you actually owned the Component Stocks and received the dividends, if any, paid on the Component Stocks, because the value of the Basket is calculated by reference to the prices of the Component Stocks without taking into consideration the value of dividends paid on those stocks.

The Component Stocks are concentrated in two industries

      The Component Stocks are issued by companies in the drug manufacturing and biotechnology industries. As a result, an investment in the Notes will be concentrated in two industries.

You must rely on your own evaluation of the merits of an investment linked to the Basket

      In the ordinary course of their businesses, affiliates of ML&Co. may express views on the Component Stocks and these views are sometimes communicated to clients of these affiliates. However, these views are subject to change from time to time. For these reasons, you are encouraged to derive information concerning the Component Stocks from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

      If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $1,000 principal amount per unit. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

      Assuming there is no change in the value of the Basket and no change in market conditions or any other relevant factors, the price at which a purchaser (which may include MLPF&S) might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $1,000 original public offering price per unit. This is due to, among other things, the fact that the $1,000 original public offering price per unit included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

      The value of the Basket is expected to affect the trading value of the Notes. We expect that the market value of the Notes will depend substantially on the value of the Basket. However, you generally should not expect the increase or decrease in the market value of your Notes to be identical to the increase or decrease in the market value of the Component Stocks. For example, if you choose to sell your Notes when the current value of the Basket exceeds the Starting Value, you may receive substantially less than the current value of the Basket because of the expectation that the value of the Basket will continue to fluctuate until the maturity date.

      Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect that the trading value of the Notes will increase.

      Changes in the volatility of the Component Stocks are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Component Stocks increases or decreases, the trading value of the Notes may be adversely affected.

      As the time remaining to maturity of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a "time premium" due to expectations concerning the value of the Basket during the period before the stated maturity of the Notes. However, as the time remaining to maturity decreases, we expect that this premium will decrease, lowering the trading value of the Notes.

      Changes in dividend yields of the Component Stocks are expected to affect the trading value of the Notes. In general, if the dividend yields on the Component Stocks increase, we expect the trading value of the Notes to decrease and, conversely, if the dividend yield on the Component Stocks decrease, we expect the trading value of the Notes will increase.

      Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the change, if any, in the value of the Basket on the maturity date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The Underlying Companies have no obligations relating to the Notes and no diligence has been performed with respect to the Underlying Companies

      We are not affiliated with the Underlying Companies, and the Underlying Companies have not authorized or approved the Notes in any way. Further, the Underlying Companies have no financial or legal obligation with respect to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of the holders of the Notes into consideration for any reason. The Underlying Companies will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the Redemption Amount receivable by holders of the Notes.

      Neither ML&Co. nor MLPF&S have conducted any due diligence inquiry with respect to the Underlying Company in connection with the offering of the Notes; and they make no representation as to the completeness or accuracy of publicly available information regarding the Underlying Company or as to the future performance of the Component Stocks. Any prospective purchaser of the Notes should undertake such independent investigation of the Underlying Company as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Noteholders are not entitled to stockholder's rights

      Holders of the Notes will not be entitled to any rights in the Component Stocks including, for example, the right to receive dividends or other distributions, voting rights and the right to tender or exchange common stock in any tender or exchange offer by the Underlying Company or any third party.

Purchases and sales of the Component Stocks by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the Component Stocks or futures or options contracts on the Component Stocks for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these Component Stocks and, in turn, the value of the Basket in a manner that would be adverse to your investment in the Notes.

Potential conflicts of interest could arise

      Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of an adjustment to a Multiplier. See the sections entitled "Description of the Notes--Multiplier Adjustments" in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

      We expect to enter into arrangements to hedge the market risks associated with our obligations in connection with the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

      You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

      ML&Co. will issue the Notes as a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on May 12, 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP for the Notes is 59018YXD8.

      The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date.

      ML&Co. will issue the Notes in denominations of whole units each with a $1,000 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying general prospectus supplement.

      The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

      On the maturity date for each unit of the Notes that you own, in addition to accrued and unpaid interest, you will receive a cash payment per unit equal to the Redemption Amount as provided below.

      The "Redemption Amount" will be determined by the Calculation Agent and will equal:

                         Payment Factor x Ending Value

      provided, however, the Redemption Amount will not exceed $1,250 per unit (the "Capped Value").

      The "Starting Value" was set to 100 on the Pricing Date.

      The "Ending Value" will equal the value of the Basket on the Valuation
Date.

      The "Payment Factor" equals 10.

      The "Valuation Date" is May 2, 2008 or, if that date is not a Basket Business Day, the next Basket Business Day, provided that if a Basket Business Day does not occur by the third succeeding scheduled Basket Business Day, the Calculation Agent will determine the Ending Value on that date in a manner that, in its judgment, is reasonable under the circumstances.

      A "Basket Business Day" means any day on which prices for the Component Stocks are calculated and published.

      All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Interest

      The Notes will bear interest at a rate of 3% per year on the $1,000 original public offering price per unit from and including May 11, 2006 or from the most recent interest payment date for which interest has been paid or provided for, to but excluding the stated maturity date. We will pay interest on the Notes in cash monthly in arrears on the eleventh day of each month during the term of the Notes, beginning June 11, 2006, and on the maturity date. We will pay this interest to the persons in whose names the Notes are registered at the close of business on the fifteenth calendar day preceding each interest payment date, whether or not a Business Day. Interest on the Notes will be computed on the basis of the actual number of days elapsed and a 360-day year. If an interest payment date falls on a day that is not a Business Day, that interest payment will be made on the next Business Day and no additional interest will accrue as a result of the delayed payment.

      "Business Day" means any day other than a Saturday or a Sunday that is not a day on which banking institutions in The City of New York and London are authorized or obligated by law, regulation or executive order to close.

Hypothetical Returns on the Maturity Date

      The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Index:

      o the percentage change from the Starting Value to the hypothetical Ending Value;

      o the total amount payable on the maturity date for each unit of Notes;

      o     the total rate of return to holders of the Notes;

      o     the pretax annualized rate of return to holders of the Notes; and

      o the pretax annualized rate of return of an investment in the Components Stocks, which assumes that no dividends will be paid on the Component Stocks.

                           Percentage change
                               from the         Redemption Amount Pretax annualized   Pretax annualized
                            Starting Value       payable on the   Prate of return      rate of return
      Hypothetical        to the hypothetical     maturity date     on the Notes           of the
      Ending Value           Ending Value           per unit           (1)(4)       Component Stocks(1)(2)
      ------------        -------------------   ----------------- ----------------- ----------------------
          40.00                  -60%                 $400.00          -26.96%             -30.00%
          50.00                  -50%                 $500.00          -21.96%             -25.00%
          60.00                  -40%                 $600.00          -16.96%             -20.00%
          70.00                  -30%                 $700.00          -11.96%             -15.00%
          80.00                  -20%                 $800.00           -6.96%             -10.00%
          90.00                  -10%                 $900.00           -1.96%              -5.00%
         100.00 (3)                0%               $1,000.00            3.04%               0.00%
         110.00                   10%               $1,100.00            8.04%               5.00%
         115.00                   15%               $1,150.00           10.54%               7.50%
         120.00                   20%               $1,200.00           13.04%              10.00%
         125.00                   25%               $1,250.00           15.54%              12.50%
         130.00                   30%               $1,250.00           15.54%              15.00%

------------------

(1) The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 11, 2006 to May 12, 2008, a term equal to the term of the Notes.

(2)   This rate of return assumes:

      (a) a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change of each Component Stock, that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

      (b)   no transaction fees or expenses.

(3)   This is the Starting Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Events of Default and Acceleration

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $1,000 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration was the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Notes may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $1,000 original public offering price per unit of the Notes plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

      In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

      "Closing Market Price" means:

      If a Component Stock (or any other security for which a Closing Market Price must be determined for purposes of the Notes) is listed on a national securities exchange in the United States, is a Nasdaq Global Market System ("Nasdaq GMS") security or is included in the OTC Bulletin Board Service ("OTC Bulletin Board") operated by the National Association of Securities Dealers, Inc. (the "NASD"), then the Closing Market Price for any date of determination on any Trading Day means for one Component Stock (or any other security for which a Closing Market Price must be determined for purposes of the Notes):

      o the last reported sale price, regular way, on that day on the principal United States securities exchange registered under the Exchange Act on which that security is listed or admitted to trading (without taking into account any extended or after-hours trading session);

      o if not listed or admitted to trading on any such securities exchange or if the last reported sale price is not obtainable, the last reported sale price on the over-the-counter market as reported on the Nasdaq GMS or OTC Bulletin Board on that day (without taking into account any extended or after-hours trading session); or

      o if the last reported sale price is not available for any reason, including, without limitation, the occurrence of a Market Disruption Event, as described below, the mean of the last reported bid and offer price of the principal trading session on the over-the-counter market as reported on the Nasdaq GMS or OTC Bulletin Board on that day as determined by the Calculation Agent or from as many dealers in that security, but not exceeding three, as have made the bid prices available to the Calculation Agent after 3:00 p.m., local time in the principal market, on that date (without taking into account any extended or after-hours trading session).

      If a Component Stock (or any other security for which a Closing Market Price must be determined for purposes of the Notes) is not listed on a national securities exchange in the United States, is not a Nasdaq GMS security or included in the OTC Bulletin Board, then the Closing Market Price for any date of determination on any Trading Day means for one Component Stock (or any other security for which a Closing Market Price must be determined for purposes of the Notes) the last reported sale price on that day on the securities exchange on which that security is listed or admitted to trading with the greatest volume of trading for the calendar month preceding that Trading Day as determined by the Calculation Agent; provided that if the last reported sale price is for a transaction which occurred more than four hours prior to the close of that exchange, then the Closing Market Price will mean the average of the last available bid and offer price on that exchange.

      If a Component Stock (or any other security for which a Closing Market Price must be determined for purposes of the Notes) is not listed or admitted to trading on any of those securities exchanges or if the last reported sale price or bid and offer are not obtainable, then the Closing Market Price will mean the average of the last available bid and offer prices in the market of the three dealers which have the highest volume of transactions in that security in the immediately preceding calendar month as determined by the Calculation Agent based on information that is reasonably available to it.

      "Market Disruption Event" means either of the following events as determined by the Calculation Agent:

      (A) the suspension of, absence of, including the absence of an official closing price, or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where the Component Stocks trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), of one or more of the Component Stocks;

      (B) the suspension of, absence of, including the absence of an official closing price, or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to a Component Stocks as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to a Component Stock; or

      (C) a determination by the Calculation Agent that the event described in clauses (A) and (B) above materially interfered with the ability of ML&Co., MLPF&S or any of their affiliates to unwind all or a material portion of the hedge with respect to the Component Stocks.

      For the purpose of determining whether a Market Disruption Event has occurred:

      (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

      (2) a decision to permanently discontinue trading in the relevant futures or options contracts related to the applicable Component Stock, will not constitute a Market Disruption Event;

      (3) limitations pursuant to any rule or regulation enacted or promulgated by the NYSE or The Nasdaq Stock Market or other regulatory organization with jurisdiction over the NYSE or The Nasdaq Stock Market on trading during significant market fluctuations will constitute a suspension or material limitation of trading in the Component Stocks;

      (4) a suspension in trading in a futures or options contracts on the applicable Component Stock, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or
            (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to that Component Stock; and

      (5) a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

      A "Trading Day" means a day on which the NYSE, the American Stock Exchange and The Nasdaq Stock Market are open for trading.

      If the Exchange Property, as defined below under "--Reorganization Events" in this pricing supplement, includes securities other than the Component Stocks, then the above definition will be revised to include each of those securities in the same manner as the Component Stocks are considered in determining whether a Market Disruption Event exists.

      The occurrence of a Market Disruption Event could affect the calculation of the payment on the maturity date.

Multiplier Adjustments

      Each Multiplier is subject to adjustment by the Calculation Agent as described in this section.

      No adjustments to a Multiplier will be required unless the Multiplier adjustment would require a change of at least 0.1% in the Multiplier then in effect. The Multiplier resulting from any of the adjustments specified below will be rounded to the eighth decimal place with five one-billionths being rounded upward. The Calculation Agent will not be required to make any adjustments to a Multiplier after the close of business on the fourth Business Day immediately prior to the maturity date.

      No adjustments to a Multiplier will be required other than those specified below. However, the Calculation Agent may, at its sole discretion, make additional adjustments to a Multiplier to reflect changes occurring in relation to the Component Stocks or any other security received in a reorganization event in other circumstances where the Calculation Agent determines that it is appropriate to reflect those changes to ensure an equitable result. The required adjustments specified below do not cover all events that could affect the Closing Market Price of the Component Stocks, including, without limitation, a partial tender or exchange offer for the Component Stocks.

      MLPF&S as Calculation Agent will be solely responsible for the determination and calculation of any adjustments to a Multiplier and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described below; and its determinations and calculations will be conclusive absent a determination of a manifest error.

      No adjustments will be made for certain other events, such as offerings of common stock by the relevant Underlying Company for cash or in connection with the occurrence of a partial tender or exchange offer for the Component Stocks by the relevant Underlying Company.

      ML&Co. will, within ten Business Days following the occurrence of an event that requires an adjustment to a Multiplier, or, if later, within ten Business Days following the date on which ML&Co. becomes aware of this occurrence, provide written notice to the trustee, which will provide notice to the holders of the Notes of the occurrence of this event and a statement in reasonable detail setting forth the adjusted Multiplier.

   Stock splits and reverse stock splits

      If a Component Stock is subject to a stock split or reverse stock split, then once any split has become effective, its Multiplier will be adjusted to equal the product of its prior Multiplier and the number of shares which a holder of record of that Component Stock before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

   Stock dividends

      If a Component Stock is subject to a (i) stock dividend, i.e., issuance of additional shares of that Component Stock, that is given ratably to all holders of record of that Component Stock or (ii) distribution of shares of that Component Stock as a result of the triggering of any provision of the corporate charter of the related Underlying Company, then, once the dividend has become effective and the Component Stock is trading ex-dividend, its Multiplier will be adjusted so that its new Multiplier will equal its prior Multiplier plus the product of:

      o     its prior Multiplier; and

      o the number of shares of that Component Stock which a holder of one Component Stock before the date the dividend became effective and the Component Stock traded ex-dividend would have owned or been entitled to receive immediately following that date.

   Extraordinary Dividends

      There will be no adjustments to Multiplier to reflect any cash dividends or cash distributions paid with respect to the Component Stocks other than Extraordinary Dividends, as described below, and distributions described under the section entitled "--Reorganization Events" below.

      An "Extraordinary Dividend" means, with respect to a cash dividend or other distribution with respect to a Component Stock, a dividend or other distribution which exceeds the immediately preceding non-Extraordinary Dividend on the Component Stock (as adjusted for any subsequent corporate event requiring an adjustment hereunder, such as a stock split or reverse stock split) by an amount equal to at least 10% of the Closing Market Price of the Component Stock on the Trading Day preceding the ex-dividend date with respect to the Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to a Component Stock, its Multiplier will be adjusted on the ex-dividend date with respect to the Extraordinary Dividend so that the new Multiplier will equal the product of:

      o     its prior Multiplier; and

      o a fraction, the numerator of which is the Closing Market Price per Component Stock on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Closing Market Price per Component Stock on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount.

      The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for a Component Stock will equal:

      o in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per Component Stock of that Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for that Component Stock; or

      o in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per Component Stock of that Extraordinary Dividend.

      To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination will be conclusive. A distribution on a Component Stock described in clause (a), (d) or (e) of the section entitled "--Reorganization Events" below that also constitutes an Extraordinary Dividend will only cause an adjustment pursuant to clause (a), (d) or (e) under the section entitled "--Reorganization Events". A distribution on a Component Stock described in the section entitled "--Issuance of transferable rights or warrants" that also constitutes an Extraordinary Dividend will only cause an adjustment pursuant to that section.

   Issuance of transferable rights or warrants

      If an Underlying Company issues transferable rights or warrants to all holders of record of its related Component Stock to subscribe for or purchase that Component Stock, including new or existing rights to purchase the Component Stock pursuant to a shareholder's rights plan or arrangement, then its Multiplier will be adjusted on the Business Day immediately following the issuance of those transferable rights or warrants so that its new Multiplier will equal its prior Multiplier plus the product of:

      o     its prior Multiplier; and

      o the number of shares of that Component Stocks that can be purchased with the cash value of those warrants or rights distributed on one share of that Component Stock.

      The number of shares that can be purchased will be based on the Closing Market Price of a Component Stock on the date its new Multiplier is determined. The cash value of those warrants or rights, if the warrants or rights are traded on a national securities exchange, will equal the closing price of that warrant or right, or, if the warrants or rights are not traded on a national securities exchange, will be determined by the Calculation Agent and will equal the average of the bid prices obtained from three dealers at 3 p.m. on the date the new Multiplier is determined, provided that if only two of those bid prices are available, then the cash value of those warrants or rights will equal the average of those bids and if only one of those bids is available, then the cash value of those warrants or rights will equal that bid.

Reorganization Events

      If prior to the maturity date of the Notes:

      (a) there occurs any reclassification or change of a Component Stock, including, without limitation, as a result of the issuance of tracking stock by the related Underlying Company;

      (b) an Underlying Company, or any surviving entity or subsequent surviving entity of the Underlying Company (a "Successor Entity"), has been subject to a merger, combination or consolidation and is not the surviving entity;

      (c) any statutory exchange of securities of an Underlying Company or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above;

      (d) an Underlying Company is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law;

      (e) an Underlying Company issues to all of its shareholders equity securities of an issuer other than the Underlying Company, other than in a transaction described in clauses (b), (c) or (d) above;

      (f) a tender or exchange offer or going-private transaction is consummated for all the outstanding shares of an Underlying Company; or

      (g) an Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Securities Exchange Act of 1934 (an event in clauses (a) through
            (g) a "Reorganization Event"),

then the method of determining the amount payable on each Notes will be adjusted as set forth below.

"Exchange Property" will consist of the securities, cash or any other assets distributed to holders of record of the Component Stocks in or as a result of the Reorganization Event, and where Component Stocks continue to be held by the holders receiving such distribution, the Component Stocks.

If the Exchange Property received in a Reorganization Event:

      o consists only of cash or if the calculation agent exercises its option to liquidate the Exchange Property following its distribution , then, (i) in the case where the Exchange Property delivered to the holders of record of the Component Stocks consists of cash only, on the third Business Day succeeding the day on which that cash is distributed to holders of record of the Component Stocks, or (ii) in the case where the Exchange Property is liquidated, on the date specified by ML&Co. as described below, the Basket will be adjusted by the Calculation Agent to include the product of (a) the amount of cash received with respect to one Component Stock and the then current applicable Multiplier or (b) the value of the Exchange Property liquidated with respect to one Component Stock and the then current applicable Multiplier, as applicable.

            If the Calculation Agent exercises the option to liquidate the Exchange Property, ML&Co. will give Notice to the trustee as to the election to liquidate the Exchange Property, which notice will specify the method by which the Exchange Property will be sold; and

      o consists of more than one type of property and the Calculation Agent has not exercised its option to liquidate the Exchange Property, then the Calculation Agent shall adjust the Basket to include a pro rata share of each such type of Exchange Property based on the then current applicable Multiplier.

      In the event Exchange Property consists of securities, those securities will, in turn, be subject to the antidilution adjustments set forth in this pricing supplement.

      In the case of a consummated tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property will be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to that Exchange Property (in an amount determined on the basis of the rate of exchange in that tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property will be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

      MLPF&S as Calculation Agent will be solely responsible for determination and calculation of the Exchange Property if a Reorganization Event occurs and the amount due upon early redemption, including the determination of the cash value of any Exchange Property, if necessary, and its determinations and calculations will be conclusive absent a determination of a manifest error.

Alternative Dilution and Reorganization Adjustments

      The Calculation Agent may elect at its discretion to not make any of the adjustments to a Multiplier or to the method of determining the amount payable on each Notes described above under "--Multiplier Adjustments" and "--Reorganization Events", but may instead make adjustments in its discretion to a Multiplier or the method of determining the amount payable on each Notes that will reflect the adjustments to the extent practicable made by the Options Clearing Corporation on options contracts on the Component Stocks or any successor common stock. ML&Co. will provide notice of that election to the trustee not more than two Business Days following the date that the Options Clearing Corporation publishes notice of its adjustments relating to the Component Stocks and will detail in that notice the actual adjustment made to that Multiplier or to the method of determining the amount payable on each Notes.

                                  THE BASKET

      The Basket is designed to allow investors to participate to the extent provided above in the changes in the prices of the Component Stocks over the term of the Notes. Each Component Stock has been assigned an equal weighting so that each Component Stock represented an equal portion of the value of the Basket on the Pricing Date.

      The Underlying Companies have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Underlying Companies will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

Determination of the Multiplier for each Component Stock

      A fixed factor (the "Multiplier") was determined for each Component Stock, based upon the weighting of that Component Stock. The Multiplier for each Component Stock was calculated on the Pricing Date and equals:

      o the weighting (as a percentage) for that Component Stock, multiplied by 100; and

      o divided by the closing price of that Component Stock on the Pricing Date and rounded to six decimal places.

      The Multipliers were calculated in this way so that the value of the Basket equals 100 on the Pricing Date. The Multipliers for each Component Stock are listed under "--Computation of the Basket" below.

Computation of the Basket

      The Calculation Agent will calculate the value of the Basket by summing the products of the Closing Market Price for each Component Stock on the Valuation Date and the Multiplier applicable to each Component Stock. The value of the Basket will vary based on the increase or decrease in the price of each Component Stock. Any increase in the price of a Component Stock (assuming no change in the prices of the other Component Stocks) will result in an increase in the value of the Basket. Conversely, any decrease in the level of a Component Stock (assuming no change in the levels of the other Component Stocks) will result in a decrease in the value of the Basket. If a Reorganization Event occurs, the composition of the Basket may be revised.

      On the Pricing Date, for each Component Stock, the symbol, the initial weighting, the initial closing price, the Multiplier and the initial contribution to the Basket value were as follows:

                                                                                                   Initial
                                                          Initial     Closing                      Basket
Component Stock                             Symbol       Weighting   Price (1)    Multiplier (2)   Points
---------------------------                 ------       ---------   ---------    --------------   ------
Amgen Inc.                                   AMGN           20%        66.0140       0.302966      20.00

Cephalon, Inc.                               CEPH           20%        64.3872       0.310621      20.00

CV Therapeutics, Inc.                        CVTX           20%        18.5891       1.075899      20.00

Gilead Sciences, Inc.                        GILD           20%        54.8007       0.364959      20.00

Sepracor Inc.                                SEPR           20%        43.2032       0.462929      20.00

--------------------

(1)   This is the closing price of each Component Stock on May 2, 2006.

(2) The Multiplier equals the weighting of the Component Stock (as a percentage) multiplied by 100, and then divided by the closing level of that Component Stock on May 2, 2006 and rounded to six decimal places.

Hypothetical Historical Data on the Basket

      While historical information on the Basket did not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2001 through April 2006 based upon historical levels of each Component Stock, the Multipliers and a Basket value of 100 on May 2, 2006. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the notes.

                                          2001       2002      2003       2004      2005       2006
                                          ----       ----      ----       ----      ----       ----
January................................  117.16     111.99     59.56      76.66     94.86     119.14
February...............................  104.85     103.60     62.42      77.61     99.96     125.76
March..................................   86.45      92.15     63.17      84.09     93.73     109.81
April..................................  105.88      76.91     70.00      83.52     93.88     103.91
May....................................  109.67      63.62     88.59      79.90     96.91
June...................................  125.34      57.18     83.21      88.05     98.64
July...................................  112.24      64.32     98.71      80.41    108.08
August.................................  116.73      58.97     86.03      81.95    104.96
September..............................   96.85      56.35     80.51      81.76    112.44
October................................  106.93      65.91     74.65      83.92    107.32
November...............................  131.75      67.82     73.62      89.43    110.87
December...............................  128.96      60.05     71.31     100.24    113.68

      The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket, and no assurance can be given that the value of the Basket will not decline and thereby reduce the Redemption Amount which may be payable to you on the maturity date.

                               [GRAPHIC OMITTED]

      ML&Co. is not affiliated with any of the Underlying Companies. The Underlying Companies have no obligations with respect to the Notes. This pricing supplement relates only to the Notes and does not relate to the Component Stocks or other securities of the Underlying Companies. All disclosures contained in this pricing supplement regarding the Underlying Companies are derived from the publicly available documents described above. Neither ML&Co. nor MLPF&S has participated in the preparation of these documents or made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the Notes. Neither ML&Co. nor MLPF&S makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Companies are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date hereof, including events that would affect the accuracy or completeness of the publicly available documents described above, that would affect the trading price of the this Component Stocks have been publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the this Component Stocks to be received on the maturity date of the Notes and therefore the trading prices of the Notes. Neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the this Component Stocks.

      ML&Co. or its affiliates may presently or from time to time engage in business, directly or indirectly, with the Underlying Companies including extending loans to, or making equity investments in, the Underlying Companies or providing investment banking or advisory services to the Underlying Companies, including merger and acquisition advisory services. In the course of that business, ML&Co. or its affiliates may acquire non-public information with respect to the Underlying Companies and, in addition, one or more affiliates of ML&Co. may publish research reports with respect to the Underlying Companies.

      Any prospective purchaser of the Notes should undertake an independent investigation of the Underlying Companies as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. ("Tax Counsel"), as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as an investment unit consisting of the following components (the "Components"): (i) a debt instrument of ML&Co. (the "Debt Instrument") with a fixed principal amount unconditionally payable on the maturity date equal to the principal amount of the Note (i.e., $1,000.00 per Unit) and bearing stated interest at the stated interest rate for the Note (the "Interest Rate") and (ii) a forward contract linked to the Basket (the

"Forward Contract") pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to ML&Co. in exchange for the right to receive a cash payment on the maturity date the amount of which will be determined by reference to the value of the Basket. In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. Furthermore, based on ML&Co.'s determination of the relative fair market values of the Components at the time of issuance of the Notes, ML&Co. will assign $1,052.50 per Unit of the Notes to the Debt Instrument and will assign $52.50 per Unit of the Notes to the Forward Contract. Based upon the foregoing, a U.S. Holder who acquires a Note in connection with the original issuance thereof will be treated as having purchased the Debt Instrument for $1,052.50 per Unit of the Notes and as having received an initial payment (the "Initial Forward Contract Payment") with respect to the Forward Contract in an amount equal to $52.50 per Unit of the Notes. The initial payment deemed to have been received by a U.S. Holder with respect to the Forward Contract (i.e., the Initial Forward Contract Payment) should only be taken into account by the U.S. Holder as an additional amount realized with respect to the Forward Contract on the earlier of the sale or other disposition of the Note by the U.S. Holder or on the maturity date (which would increase the amount of gain or decrease the amount of loss, as the case may be, recognized by the U.S. Holder on the maturity date or upon a sale or exchange of the Note prior to maturity. ML&Co.'s allocation of each $1,000.00 principal amount per Unit of the Notes will be binding on a U.S. Holder of a Note, unless such U.S. Holder timely and explicitly discloses to the IRS that its allocation is different from ML&Co.'s allocation. The characterization and tax treatment of the Notes described above and ML&Co.'s allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

      Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Note (including alternative characterizations and tax treatments of a Note) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussions are based on the assumption that the treatment and the allocation described above are accepted for U.S. federal income tax purposes.

Tax Treatment of a Note

      Interest on the Debt Instrument. As described above, the Debt Instrument is treated as bearing interest at a stated rate of 3% per annum (i.e., the Interest Rate). A U.S. Holder will include "qualified stated interest" equal to the stated interest on the Notes in income in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes (subject to the bond premium rules discussed below). Based on ML&Co.'s determination and allocation set forth above, the U.S. Holder's tax basis in the Debt Instrument will initially be $1,052.50.

      Settlement of the Forward Contract. Upon the final settlement of the Forward Contract on the maturity date, a U.S. Holder would be deemed to have applied an amount (the "Forward Contract Payment Amount") equal to the principal amount of the Debt Instrument less the Initial Forward Contract Payment toward the receipt of the cash payment at maturity, and such U.S. Holder should be required to recognize gain or loss with respect to the Forward Contract to the extent that the amount of the cash payment received at maturity differs from the Forward Contract Payment Amount. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss, assuming that the U.S. Holder has held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations. Notwithstanding the foregoing, any cash received on the maturity date that is attributable to accrued interest on the Debt Instrument would be taxed as described under "Tax Treatment of a Note--Interest on the Debt Instrument" above.

Sale or Exchange of a Note

      Upon a sale or exchange of a Note prior to the maturity date, a U.S. Holder would generally recognize taxable gain or loss equal to the difference between the amount realized (except to the extent attributable to accrued interest, which will generally be taxable as described above under "Tax Treatment of a Note - Interest on the Debt Instrument") on such sale or exchange (as allocated among the Components in accordance with their relative fair market values) and such U.S. Holder's tax basis in the Components deemed so sold or exchanged. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether or not the U.S. Holder has held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Premium

      If a U.S. Holder purchases the Debt Instrument for an amount that is greater than the sum of all amounts payable on the Debt Instrument after the purchase date other than payments of qualified stated interest (i.e., $1,000.00 per Unit of the Notes), a U.S. Holder will be considered to have purchased the Debt Instrument with "amortizable bond premium" equal in amount to that excess. A U.S. Holder may elect to amortize that premium using a constant yield method over the remaining term of the Debt Instrument and may offset interest otherwise required to be included in respect of the Debt Instrument during any taxable year by the amortized amount of that excess for the taxable year. U.S. Holders are urged to consult their own tax advisors regarding the application of these special rules. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which that election applies and may be revoked only with the consent of the IRS.

Possible Alternative Tax Treatments of an Investment in a Note

      Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Note under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

      ML&Co. will take the position that the Contingent Payment Regulations do not apply to the Notes. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as original issue discount, subject to the adjustments described below, income at a "comparable yield" on the issue price, regardless of the U.S. Holder's usual method of accounting for U.S. federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. Furthermore, any gain realized with respect to a Note would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's prior ordinary income inclusions (which were not previously reversed) with respect to the Note.

      Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes are also possible, which may also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Note.

Unrelated Business Taxable Income

      Section 511 of the Internal Revenue Code of 1986, as amended (the "Code") generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized with respect to the Notes on or prior to the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized and treated as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to
Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

      In the case of a non-U.S. Holder, ML&Co. intends to withhold applicable U.S. withholding taxes at a rate of 30% on payments of interest (including original issue discount, if any) made with respect to the Notes, subject to reduction by applicable treaty or upon the receipt of a Form W-8ECI from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and such individual does not have a "tax home" (as defined for U.S. federal income tax purposes) in the United States.

Backup Withholding and Information Reporting

      A beneficial owner of a Note may be subject to information reporting with respect to certain amounts paid to the beneficial owner. A beneficial owner of a Note may also be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's U.S. federal income tax provided the required information is furnished to the IRS.



                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

  (1) PTCE 84-14, an exemption for certain transactions determined by independent qualified professional asset managers;

  (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

  (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

  (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; or

  (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

      The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS

Basket............................................................    PS-1
Basket Business Day...............................................   PS-10
Business Day......................................................   PS-11
Calculation Agent.................................................    PS-5
Capped Value......................................................    PS-4
Closing Market Price..............................................   PS-12
Component Stocks..................................................    PS-3
Ending Value......................................................    PS-4
Exchange Property.................................................   PS-16
ex-dividend date..................................................   PS-15
Extraordinary Dividend............................................   PS-15
Extraordinary Dividend Amount.....................................   PS-15
Market Disruption Event...........................................   PS-12
Multiplier........................................................    PS-3
Notes.............................................................    PS-1
Payment Factor....................................................    PS-4
Pricing Date......................................................    PS-3
Redemption Amount.................................................    PS-4
Reorganization Event..............................................   PS-16
Starting Value....................................................    PS-4
Underlying Companies..............................................    PS-3
Valuation Date....................................................    PS-4

                                    ANNEX A

      This annex contains tables which provide split-adjusted month-end closing market prices for each Component Stock in each month from January 2001 through April 2006 (or from the first month-end for which that data is available) as of May 2, 2006. The historical prices of the Component Stocks are not indicative of the future performance of the Component Stocks. Because the common stock of each of the Underlying Companies is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically financial and other information specified by the SEC. For more information about those companies, information provided to or filed with the SEC by those companies can be inspected at the SEC's public reference facilities or accessed through the SEC's web site at http://www.sec.gov.

      The following information has been derived from publicly available documents published by the Underlying Company. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of the following information.

      The selection of any Component Stock is not a recommendation to buy or sell the Component Stock. Neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Component Stocks.

                                  AMGEN INC.

      Amgen Inc. is a global biotechnology company focused on the discovery, development, manufacturing and marketing of human therapeutics based on advances in cellular and molecular biology. It markets human therapeutic products in the areas of inflammation, nephrology, and supportive cancer care.

      This Component Stock trades on the Nasdaq under the symbol "AMGN".

      The following table sets forth the closing price of common stock of Amgen Inc. at the end of each month in the period from January 2001 through April 2006. This historical data on Amgen Inc. is not necessarily indicative of the future performance of this Component Stock or what the value of the Notes may be. Any historical upward or downward trend in the level of this Component Stock during any period set forth below is not an indication that this Component Stock is more or less likely to increase or decrease at any time over the term of the Notes.

                                  2001        2002        2003         2004        2005         2006
                                  ----        ----        ----         ----        ----         ----
January.......................   70.31       55.50        50.96       64.66        62.24       72.89

February......................   72.06       57.98        54.64       63.53        61.61       75.48

March.........................   60.19       59.68        57.55       58.15        58.21       72.75

April.........................   61.14       52.88        61.30       56.41        58.21       67.70

May...........................   66.38       47.63        64.74       54.70        62.58

June..........................   60.68       41.88        65.94       54.57        60.46

July..........................   62.71       45.64        69.43       56.88        79.77

August........................   64.30       45.03        65.94       59.29        79.90

September.....................   58.77       41.70        64.52       56.81        79.67

October.......................   56.82       46.56        61.76       56.80        75.62

November......................   66.43       47.20        57.62       60.04        80.93

December......................   56.44       48.34        61.79       64.15        78.86

                                CEPHALON, INC.

      Cephalon, Inc. is an international biopharmaceutical company focused on the discovery, development and marketing of innovative products in four core therapeutic areas: central nervous system disorders, pain, cancer and addiction. In addition to conducting an active research and development program, Cephalon, Inc. markets four products in the United States and numerous products in various countries throughout Europe.

      This Component Stock trades on the Nasdaq under the symbol "CEPH".

      The following table sets forth the closing price of common stock of Cephalon, Inc. at the end of each month in the period from January 2001 through April 2006. This historical data on Cephalon, Inc. is not necessarily indicative of the future performance of this Component Stock or what the value of the Notes may be. Any historical upward or downward trend in the level of this Component Stock during any period set forth below is not an indication that this Component Stock is more or less likely to increase or decrease at any time over the term of the Notes.

                                  2001        2002        2003         2004        2005         2006
                                  ----        ----        ----         ----        ----         ----

January.......................   58.50       65.58        46.53       54.41        49.20       70.89

February......................   55.06       58.30        48.15       59.33        49.07       79.48

March.........................   48.06       63.00        39.94       57.33        46.83       60.25

April.........................   63.70       58.64        40.79       56.91        43.90       65.66

May...........................   60.58       53.58        45.16       53.87        42.42

June..........................   70.50       45.20        41.05       54.00        39.80

July..........................   63.90       48.00        49.97       50.52        41.90

August........................   59.22       43.50        44.35       47.01        40.52

September.....................   49.88       40.82        45.89       47.90        46.42

October.......................   63.05       50.27        47.07       47.67        45.59

November......................   72.74       54.50        46.88       47.53        50.83

December......................   75.59       48.67        48.41       50.88        64.74

                             CV THERAPEUTICS, INC.

      CV Therapeutics, Inc. is a biopharmaceutical company that discovers, develops and commercializes new small molecule drugs for the treatment of cardiovascular diseases. It applies advances in molecular biology and genetics to identify mechanisms of cardiovascular diseases and targets for drug discovery.

      This Component Stock trades on the Nasdaq under the symbol "CVTX".

      The following table sets forth the closing price of common stock of CV Therapeutics, Inc. at the end of each month in the period from January 2001 through April 2006. This historical data on CV Therapeutics, Inc. is not necessarily indicative of the future performance of this Component Stock or what the value of the Notes may be. Any historical upward or downward trend in the level of this Component Stock during any period set forth below is not an indication that this Component Stock is more or less likely to increase or decrease at any time over the term of the Notes.

                                  2001        2002        2003         2004        2005         2006
                                  ----        ----        ----         ----        ----         ----
January.......................   40.94       42.74        16.81       16.43        20.61       24.61

February......................   35.75       38.64        17.64       15.73        21.93       26.91

March.........................   33.00       36.20        18.03       15.13        20.36       22.08

April.........................   47.31       28.94        19.98       14.41        19.82       19.85

May...........................   47.03       19.16        32.39       13.08        20.22

June..........................   57.00       18.62        29.78       16.76        22.42

July..........................   44.91       25.00        35.80       13.39        28.17

August........................   49.77       21.73        25.70       12.83        27.17

September.....................   38.86       20.91        22.02       12.50        26.75

October.......................   39.44       24.00        17.70       16.73        25.06

November......................   55.15       23.21        18.05       21.68        24.73

December......................   52.02       18.22        14.72       23.00        24.73

                             GILEAD SCIENCES, INC.

      Gilead Sciences, Inc. is a biopharmaceutical company that discovers, develops and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases. It is a multinational company, with revenues from nine approved products and marketing operations in twelve countries.

      This Component Stock trades on the Nasdaq under the symbol "GILD".

      The following table sets forth the closing price of common stock of Gilead Sciences, Inc. at the end of each month in the period from January 2001 through April 2006. This historical data on Gilead Sciences, Inc. is not necessarily indicative of the future performance of this Component Stock or what the value of the Notes may be. Any historical upward or downward trend in the level of this Component Stock during any period set forth below is not an indication that this Component Stock is more or less likely to increase or decrease at any time over the term of the Notes.

                                  2001        2002        2003         2004        2005         2006
                                  ----        ----        ----         ----        ----         ----
January.......................    8.46       16.36        17.45       27.41        33.10       60.87

February......................    9.34       17.62        17.00       27.14        34.55       62.27

March.........................    8.13       18.00        21.00       27.73        35.80       62.22

April.........................   12.25       15.56        23.07       30.47        37.11       57.50

May...........................   12.94       17.83        26.13       32.67        40.80

June..........................   14.55       16.44        27.78       33.50        43.99

July..........................   12.82       15.24        34.12       32.32        44.81

August........................   15.18       16.04        33.34       34.57        43.00

September.....................   14.04       16.77        28.02       37.38        48.76

October.......................   15.73       17.37        27.28       34.63        47.25

November......................   18.05       19.71        29.34       34.46        50.69

December......................   16.43       17.00        29.14       34.99        52.57

                                 SEPRACOR INC.

      Sepracor Inc. is a research-based pharmaceutical company focused on the discovery, development and commercialization of differentiated products that are prescribed principally by primary care physicians. Sepracor Inc.'s proprietary compounds are either single isomers or active metabolites of existing drugs, or new chemical entities that are unrelated to marketed drugs.

      This Component Stock trades on the Nasdaq under the symbol "SEPR".

      The following table sets forth the closing price of common stock of Sepracor Inc. at the end of each month in the period from January 2001 through April 2006. This historical data on Sepracor Inc. is not necessarily indicative of the future performance of this Component Stock or what the value of the Notes may be. Any historical upward or downward trend in the level of this Component Stock during any period set forth below is not an indication that this Component Stock is more or less likely to increase or decrease at any time over the term of the Notes.

                                  2001        2002        2003         2004        2005         2006
                                  ----        ----        ----         ----        ----         ----
January.......................   66.00       49.36        11.27       26.98        57.18       56.91

February......................   51.94       43.02        12.36       28.31        64.47       57.31

March.........................   32.00       19.40        13.54       48.10        57.41       48.81

April.........................   26.36       12.66        19.09       47.81        59.92       44.64

May...........................   33.32       11.71        22.82       44.49        60.76

June..........................   39.80        9.55        17.93       52.90        60.01

July..........................   44.06        6.75        24.17       45.97        52.35

August........................   42.70        5.57        26.92       49.61        50.20

September.....................   35.90        5.24        27.62       48.78        58.99

October.......................   47.44        8.70        26.62       45.93        56.25

November......................   49.90        9.56        24.78       44.45        54.98

December......................   57.06        9.67        23.93       59.37        51.60

==============================================================================


                                [LOGO OMITTED]


                                 15,000 Units


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C


                         3% Capped Appreciation Notes
                 Linked to the Performance of an Equity Basket
                               due May 12, 2008
                                 (the "Notes")
                $1,000 original public offering price per unit



                             --------------------

                              PRICING SUPPLEMENT

                             --------------------



                              Merrill Lynch & Co.



                                  May 2, 2006


==============================================================================